-FOR IMMEDIATE RELEASE-

ELRON TO HOST THIRD QUARTER EARNINGS CONFERENCE CALL ON
TUESDAY, NOVEMBER 20, 2007

Tel Aviv, November 13, 2007 - Elron Electronic Industries Ltd. (NASDAQ: ELRN & TASE: ELRN) today announced that it will be hosting a conference call on Tuesday, November 20th at 9:00am EST and 4:00 pm Israel time to discuss its third quarter 2007 results. The company plans to release its results prior to the conference call.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US:	1 888 935 4577
In the UK:	0 800 028 1277
In Israel:	1 809 246 002
International Participants: +44 207 806 1955

at:
9:00am Eastern Time, 6:00am Pacific Time, 2:00pm GMT and 4:00pm Israel Time

For your convenience, a replay of the call will be available until midnight, Thursday, November 22nd. The replay number is: +1 718 354 1112, with a passcode of: 6233674#.

A replay of the call will also be available from a link on the Company website, and will be available for 90 days.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:	Investor Relations Contact:
Rinat Remler	GK Investor Relations
Elron Electronic Industries Ltd.	Ehud Helft
Tel. 972-3-6075555	Kenny Green
rinat@elron.net	Tel. +1 646 201 9246
info@gkir.com

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).